Exhibit 99.9

Date: December 4, 2008

To:

Bank Hapoalim B.M.

Head Office

Tel-Aviv

Dear Sirs,

Re:    Letter of Undertaking

Whereas	Teva Pharmaceuticals USA, Inc. (the “Company”) has obtained and/or is about to obtain from Bank Hapoalim B.M. (the “Bank”) a loan in the total principal amount of US$ $1,000,000,000 (one billion US Dollars) according to a loan agreement dated this day signed between the Company, the Bank and the Lenders (as such term is defined therein), as may be amended and/or replaced from time to time by agreement between the parties thereto (the “Loan Agreement”), and subject to the terms and conditions detailed therein (hereinafter: the “Loan”); and

Whereas	we signed a deed of guarantee in favor of the Bank dated this day, (the “Guarantee”) to guarantee the full repayment of any and all amounts due to the Bank in relation to the Loan provided by the Bank to the Company; and

Whereas	the Bank has agreed to grant the Loan provided we undertake to abide by all the commitments set forth below.

NOW THEREFORE and upon your request we hereby confirm, declare and undertake towards you that as long as the Company’s indebtedness to the Bank in connection with the Loan has not been repaid in full, the following undertakings and covenants shall apply:

1	Representations and Warranties

1.1	We are a company duly incorporated and validly existing under the laws of Israel and have the requisite corporate power pursuant to our articles of association and all other governing instruments to execute, deliver and perform our obligations under this Letter and the Guarantee.

1.2	The execution, delivery and performance of this Letter and the Guarantee by us have been duly authorized by all requisite action, corporate, governmental or otherwise; and (a) do not violate or contravene any provision of law applicable to or affecting us, the Company and any of our Subsidiaries, (b) do not violate or contravene any order, writ, judgment, rule or regulation of any court, arbitrator or other governmental authority to which we, the Company and any of our Subsidiaries is subject, (c) do not violate or contravene any provision of any incorporation documents of ours, of the Company and of any of our Subsidiaries, (d) do not violate or contravene any indenture, agreement or other instrument to which we, the Company and any of our Subsidiaries are a party, and (e) do not result in the creation or imposition of any Lien (as defined in section 6.2 below) on any of our material assets, any material asset of the Company or any material asset of any of our Subsidiaries, save for such

CORPORATE HEAD OFFICE

5 BASEL STR. P.O. BOX 3190 PETAH TIQVA 49131 ISRAEL    TEL(97)3-9267297    FAX (972) 3-9267429    WWW.TEVAPHARM.COM

Liens as are expressly referred to in and created under the Guarantee and the Loan Agreement.

1.3	This Letter and the Guarantee have been duly executed by us on our behalf by our duly authorized officers and constitute our legal, valid and binding obligations, enforceable in accordance with their terms, except as the same may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and by general principles of equity.

1.4	No consent, approval, authorization of or registration, declaration or filing with, any governmental authority, including, without limitation, any currency exchange control authorities, is required in connection with our execution and delivery of this Letter and the Guarantee and our performance or compliance with the terms, provisions and conditions hereof and thereof, except for such as have already been made or obtained and except for the filing of reports that might be required under US or Israeli securities laws, to the extent that such may be required; without limiting the generality of the foregoing, to ensure the legality, validity, enforceability or admissibility in evidence of this Letter and the Guarantee, it is not necessary that the Letter, the Guarantee or any other document be filed or recorded in or with any court or other authority in Israel.

1.5	There is no outstanding judgment or any pending or threatened action or proceeding affecting us or any of our Subsidiaries before any court, governmental authority or arbitrator, which could affect the legality, validity or enforceability of this Letter or the Guarantee.

1.6	Neither we nor any of our property have any immunity from the jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of Israel.

1.7	We and our Subsidiaries have good title to, or valid leasehold interests in, all real and personal property material to our business, the business of the Company and the business of our Subsidiaries, except for defects in title or such interests that do not interfere with our ability, the ability of the Company and the ability of our Subsidiaries to conduct business as currently conducted or to utilize such properties for their intended purposes.

1.8	We, the Company and our Subsidiaries own, or are licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to our business, the business of the Company and the business of our Subsidiaries, and the use thereof does not infringe upon the rights of any other person, except for those disclosed in any public filings and/or public records.

1.9	We, the Company and each of our Subsidiaries are respectively in material compliance with all laws, regulations, orders, writs, injunctions and decrees of any governmental authority applicable to us or our respective property and all indentures, agreements and other instruments respectively binding upon us, the Company and our Subsidiaries or our property, the Company’s property or the property of our Subsidiaries respectively.

1.10

No report, financial statement, certificate or other information furnished by or on behalf of us to the Bank or any Lender in connection with this Letter or the Guarantee contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

1.11	Neither we nor any of the Company and, to our knowledge, our Subsidiaries, are in default in any material respect in the performance, observance or fulfillment of any obligation, covenant or condition in any material agreement, material document or material instrument to which we or any of our Subsidiaries are a party or by which we, the Company or any of our Subsidiaries are bound.

1.12	Save as set forth in our most recent Form 20F filed with the United States Securities and Exchange Commission (i) We, the Company and, to our knowledge, each of our Subsidiaries have all permits, consents, licenses, authorizations, approvals, entitlements and accreditations required for us, the Company and our Subsidiaries lawfully to own, lease, manage or operate each business owned, leased, managed or operated by us or any of our Subsidiaries, and (ii) to our knowledge, no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such permit, consent, license, authorization, approval, entitlement or accreditation, and, to our knowledge, there is no claim that any such permit, consent, license, authorization, approval, entitlement or accreditation is not in full force and effect.

1.13	We are Solvent and will be Solvent after giving effect to the Loan Agreement and any other document in connection therewith.

For the purpose of this sub-section the term “Solvent” means, at the date on which a determination of solvency is to be made, that the value of our assets is, on such date, greater than the total amount of our liabilities (including, without limitation, contingent and unliquidated liabilities) as of such date, and that as of such date, we are able to cover all of our liabilities as such liabilities mature, and that, as of such date, we do not have unreasonably small capital with which to carry on our business. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount, which, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

1.14	We, the Company and our Subsidiaries are principally engaged in the business of manufacturing, marketing, sale and/or distribution of active pharmaceutical ingredients, and/or finished form pharmaceuticals and/or medical devices and such other activities as may be incidental or directly related thereto.

1.15	All material policies of insurance of any kind or nature owned by or issued to us, the Company and our Subsidiaries are in full force and effect and are of a nature and provide such coverage as is customarily carried by companies engaged in similar businesses and owning similar properties in the same general areas in which we operate.

1.16

Our financial statements that have been delivered to the Bank fairly present our, the Company’s and our Subsidiaries’ consolidated financial condition as of the respective dates thereof and our, the Company’s and our Subsidiaries’

consolidated results of operations for the fiscal years ended on such respective dates, all prepared in accordance with applicable accounting principles.

1.17	To our knowledge, the representations and warranties made by the Company in the Loan Agreement do not contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2	Financial Covenants:

We hereby undertake that as of the date of this Letter, to maintain, at all time, our financial covenants as detailed in our quarterly consolidated reviewed financial statements prepared in US dollars and in accordance with the applicable accounting principles, as follows:

2.1	For each calendar quarter the ratio between the Net Financial Debt and the EBITDA shall not exceed 4; and,

2.2	For each calendar quarter the ratio between the EBITDA and the Interest Payments shall not decrease below 3.5; and,

2.3	For each calendar quarter the ratio between the Current Assets and the Current Liabilities shall not decrease below 1; and,

2.4	For each calendar quarter the ratio between the Financial Debt and the Financial Debt plus shareholders’ equity shall not exceed 0.65.

Ratios as aforesaid will be determined from the consolidated accounts for the relevant quarter.

For the avoidance of doubt and without affecting the generality of anything contained in this Letter and the Guarantee, we hereby declare and undertake that a failure to maintain any or all of the above mentioned financial covenants, shall be regarded as a breach of this Letter and the Guarantee, and in the event that such failure or violation, if capable of being remedied, shall remain unremedied for a period of 10 days after the notice thereof shall have been given by the Bank to ourselves; then the Bank shall be entitled to demand immediate repayment of the any amounts due to the Bank in connection with the Loan, all in accordance with the Loan Agreement.

For the purpose of this section 2 the following terms shall be interpreted as detailed herein below:

“Current Assets”—all of our assets, including without limitation inventory, marketable securities, accounts receivable and cash at banks and in hand, all as shown as current assets in the latest financial statements delivered to the Bank.

“Current Liabilities”—all liabilities, including any bank loans and overdrafts, current taxation, accounts payable and provisions for liabilities and charges, all as shown as current liabilities in the latest financial statements delivered to the Bank.

“EBITDA”—Earning before deduction for taxation, depreciation and amortization. The EBITDA shall be calculated for a period of 12 months preceding the date of relevant examination.

“Financial Debt”—total financial obligations to any and all banks and/or financial institutions (both in Israel and abroad) and bonds holders (including convertible bonds)

“Net Financial Debt”—total financial obligations to any and all banks and/or financial institutions (both in Israel and abroad) and bond holders (including convertible bonds) plus any and all shareholders loans deducting cash.

“Interest Payments”—gross financing expenses (financing expenses before financing revenues).

The abovementioned terms and any other terms used in this Letter set out above will be construed in accordance with any applicable accounting principles, as shall be in force from time to time.

3	We hereby undertake not to change our fiscal year unless we are required by law to do so.

4	We hereby undertake to provide you with full quarterly and annual reports and audited balance sheets, pursuant to the same terms required of the Company in Section 5.01 of the Loan Agreement.

5	Mergers

We hereby undertake that, we, the Company and the Subsidiaries shall not consolidate or merge into, or transfer or lease or otherwise dispose of (in one transaction or in a series of related transactions) all or a substantial portion of our assets or the assets of the Company and any such Subsidiary to any person and/or entity, without receiving the Bank’s prior written consent thereto, except as expressly provided herein and in Section 6.02 of the Loan Agreement.

For this purpose, we undertake to provide the Bank with all information and documents needed by the Bank, at the Bank’s discretion, with respect to the requested merger, in order that the Bank may determine its position with respect to such merger.

For the avoidance of any doubt, except as provided in Section 6.02 of the Loan Agreement or as expressly provided herein, it is hereby clarified that the following is permitted without obtaining the consent of the Bank: (a) any of the Subsidiaries may merge into us in a transaction in which we are the surviving corporation, (b) any of the Subsidiaries may merge into any of other Subsidiaries in a transaction in which the surviving entity is a Subsidiary of ours, (c) equity interests and assets of any Subsidiary may be sold, transferred, leased or otherwise disposed of to us and/or to any other Subsidiary (d) any Subsidiary may be merged or consolidated with or into any other person, or we or any of the Subsidiaries may dispose of any substantial portion of our or their assets to any other person, provided that the aggregate fair market value (as determined in good faith by our board of directors) of the consideration received or to be received by us or any of the Subsidiaries with respect to all such mergers, consolidations and dispositions pursuant to this clause (d) shall not exceed $200,000,000, or (e) nothing in this Section 5 shall prevent (A) the merger into us of another person in which we and/or the Company are the surviving corporation, (B) the consolidation of us and/or the Company and another person and/or entity, (C) the merger of us and/or the Company into another person.

For the purpose of this Letter:

The term “Subsidiaries” shall mean any and all legal entities in which we hold, directly or indirectly, at least 51% (fifty one percent) of the paid up and outstanding share capital and/or interests of such entity and/or of any control instruments in such entity.

The term “Merger”, means—merger according to the eighth or ninth chapter of the Companies Law 5759-1999, or the combining of one or more legal entities into one legal entity where one of the entities combined is the surviving entity, provided that the surviving entity is a Subsidiary.

6	Negative Pledge

6.1	We hereby declare that on this date any Lien (as defined below) does not exist over our assets, the Company’s assets and the Subsidiaries’ assets or any part of them, other than the Permitted Liens, as defined below.

6.2	We hereby undertake and agree that we, the Company shall not and shall not permit the Subsidiaries, without obtaining the prior written consent of the Bank, to create or permit to subsist any Lien (as defined below) over our, the Company’s and the Subsidiaries’ properties and assets, in whole or in part, now owned or hereafter acquired by us, the Company and/or by the Subsidiaries, in favor of any third person and/or legal entity.

For the purpose of this Letter:

The term “Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities; all except and those, which are permitted under the Loan Agreement, including without limitation Permitted Encumbrances and Permitted Indebtedness, as such terms are defined in the Loan Agreement (“Permitted Liens”).

6.3	Notwithstanding sub-clause 6.2 above, we, the Company and the Subsidiaries shall be entitled to permit to subsist or create a fixed pledge and/or charge where (i) such pledge and/or charge constitutes a Permitted Lien, or (ii) where such pledge or charge does not constitute a Permitted Lien and is made on newly acquired assets created subsequent to the date of this Letter (“New Asset Liens”) in which event such assets shall only be in favor of a party which has financed the acquisition of such assets, in whole and/or in part, provided, in the case of New Asset Liens, that:

a.	We shall provide you with ten (10) days prior written notice as to our, the Company’s and/or the Subsidiaries’ intention to obtain any such credit together with details relating to the amounts, type and intended usage as well as the identity of the person which is extending the credit, and in respect of which the encumbrance will be registered by us, the Company and/or the Subsidiaries, in that person’s favor.

b.	The relevant security document will state the amount advanced to us, the Company and/or the Subsidiaries in order to enable us, the Company and/or the Subsidiaries to purchase the asset, the subject matter of the encumbrance.

c.	We, the Company and/or the Subsidiaries will not sign any security document unless it contains therein an explicit clause stating that the encumbrance will be cancelled immediately upon the full repayment of the financing that was advanced for the purchase of the asset, the subject-matter of the encumbrance.

7	We will not, and will not permit the Company to engage to any material extent in any business other than businesses of the type conducted by the Company and us on the date of execution of this Letter and businesses reasonably related thereto.

8	We will not, and will not permit the Company to, enter into any Hedging Agreement, other than Hedging Agreements entered into in the ordinary course of business to hedge or mitigate risks to which we are exposed in the conduct of our business or the management of our liabilities and not for speculative purposes.

For the purpose of this Letter the term “Hedging Agreement” means any interest rate, foreign currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including, without limitation, any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation executed in connection with any such agreement or arrangement, all as amended or otherwise modified from time to time.

9	We will, and we hereby undertake to cause each of the Company and the Subsidiaries to, do or cause to be done all things necessary to (a) preserve, renew and keep in full force and effect our and their respective corporate existence and, except as otherwise permitted hereby or by the Loan Agreement, the existence of the Company and the Subsidiaries, and (b) preserve, renew and keep in full force and effect the rights and privileges and the rights, licenses, permits, privileges and franchises material to the conduct of our business and the businesses of our businesses.

10	We will, and we hereby undertake to cause each of the Company and the Subsidiaries to, pay all obligations, including tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) we have set aside on our books adequate reserves with respect thereto in accordance with applicable accounting principles and (c) the failure to make payment pending such contest could not reasonably be expected to result in a breach of its obligations towards the Bank.

11	We will, and we hereby undertake to cause each of the Company and the Subsidiaries to, (a) keep and maintain all property material to the conduct of our business and the business of the Company and the Subsidiaries in good working order and condition, ordinary wear and tear excepted, and (b) maintain, with responsible, financially sound and reputable insurance companies, insurance with respect to our respective properties and business and the properties and business of the Company and the Subsidiaries in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

12	We will, and we hereby undertake to cause each of the Company and the Subsidiaries to keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to our business and activities and the business and activities of the Company and the Subsidiaries in accordance with applicable accounting principles. We hereby further undertake to cause each of the Company and the Subsidiaries to permit any representatives designated by the Bank or any Lender (as such term is defined in the Loan Agreement), upon reasonable prior notice and by prior arrangement with us, to visit and inspect the properties, to examine and make extracts from the books and records relating to financial and other similar matters (other than materials protected by the attorney-client privilege and materials which we may not disclose without violation of a confidentiality obligation binding upon us) of ours, the Company and the Subsidiaries, and to discuss the affairs, finances and condition with the directors, officers, employees, accountants or other representatives of ours, the Company, and the Subsidiaries, all at such reasonable times and as often as reasonably requested subject to the condition that the confidentiality of all such books, records, discussions and other information shall be maintained. We shall be entitled to be present at any visit and/or inspection at the Company or any Subsidiary.

13	We will, and we hereby undertake to cause each of the Company and the Subsidiaries to comply with all applicable law to us or our property or any of the Company and the Subsidiaries or any of their property, provided however that to the extent that non-compliance with any applicable law does not bring about the occurrence of a Material Adverse Effect, such non-compliance shall not constitute a breach of this Letter.

14	We will, and we hereby undertake to cause the Company to observe, comply with, fulfill and perform the terms and conditions of the Loan Agreement.

15	We will, and we hereby undertake to execute, acknowledge and deliver, at our sole cost and expense, all documents, instruments and agreements and take such further acts and deeds as the Bank may reasonably require from time to time to carry out the intention or facilitate the performance of the terms of this Letter and the Guarantee.

16	We hereby further undertake that in the event that we or the Company shall perform any of the acts detailed in clauses 5- 8 above, in any manner, whether in whole or in part, without obtaining the prior written consent from the Bank, and such failure or violation, is not cured within a period of 10 days after the notice thereof shall have been given by the Bank to us; then the Bank shall be entitled to take any measures against us as the Bank decides in its sole discretion.

17	We are aware that the Bank, in providing the Loan to the Company, is depending, inter alia, on our covenants and undertakings provided in this Letter and the Guarantee, and therefore we have no right to change any of the above covenants and/or undertakings without obtaining the prior written approval of the Bank for such change. These undertakings are irrevocable and we shall not be entitled to cancel and/or amend them without your prior written consent. In any case of contradiction between any of the provisions of this document and those of any other document signed by the Company, the provisions hereof shall prevail.

18

We are aware that should we breach the said undertaking, and/or commitments the Bank shall be entitled, subject to the giving of notice as provided in Section 16 above, to take any measures against us as the Bank decides in its sole discretion, including and not limited to, requiring the immediate repayment of all our debts and financial undertakings on the Bank’s behalf, this being in addition to any other relief and/or measure that the Bank is entitled to, pursuant to the various documents that we have signed and/or shall be signed in favor of the Bank in connection with the Loan.

19	No failure or delay on the Bank’s part in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges under this document or any of the Loan Agreement and any other documents in connection with the Loan.

20	Nothing herein contained shall obligate the Bank its affiliates, directors, officers or employees to grant financing, to provide and/or extend any banking facilities to us and/or to the Company and/or to any third party.

21	Terms, words and expressions defined in the Loan Agreement not otherwise defined herein shall bear the same meaning as in the Loan Agreement and all provisions of the Loan Agreement concerning matters of construction or interpretation shall apply to this Letter.

22	The aforementioned does not derogate from, but rather is an addition to, the other undertakings, pursuant to various other documents that we have signed and/or shall sign, in favor of the Bank.

23	This Letter shall be governed by, and construed in accordance with the laws of the State of Israel.

Yours sincerely,

/s/ Eyal Desheh

/s/ Yossi Levin

Teva Pharmaceutical Industries Limited

Lawyer’s Confirmation

I, the undersigned, Charles Nochumsohn, Adv., as legal counsel of Teva Pharmaceutical Industries Limited (Reg. Num. 520013954) (the “Guarantor”), hereby confirm that the Guarantor signed the above document through its authorized signatories Messrs. Eyal Desheh and Deborah Griffin, according to a resolution duly adopted by the Guarantor and to its constitutional documents and further confirm that the above signatures are binding upon the Guarantor for every intent and purpose.

Date: 4 December 2008